Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three months ended on March 31, 2023

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	8

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2023	March 31, 2022
Net revenues	4	667,318	722,136
Cost of sales	5	(567,813)	(524,780)
Gross profit		99,505	197,356

Operating expenses
Selling, general and administrative	5	(28,480)	(36,049)
Mineral exploration and project evaluation	5	(22,028)	(17,244)
Other income and expenses, net	6	(5,471)	(20,905)
		(55,979)	(74,198)
Operating income		43,526	123,158

Results from associates’ equity
Share in the results of associates		5,423	-

Net financial results	7
Financial income		5,617	3,708
Financial expenses		(46,415)	(43,399)
Other financial items, net		1,573	50,344
		(39,225)	10,653

Income before income tax		9,724	133,811

Income tax	8 (a)	(25,134)	(59,633)

Net (loss) income for the period		(15,410)	74,178
Attributable to NEXA's shareholders		(19,728)	63,012
Attributable to non-controlling interests		4,318	11,166
Net (loss) income for the period		(15,410)	74,178
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted (losses) earnings per share – USD		(0.15)	0.48

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2023	March 31, 2022
Net (loss) income for the period		(15,410)	74,178

Other comprehensive income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	843	1,078
Deferred income tax		(688)	(582)
Translation adjustment of foreign subsidiaries		29,920	165,428
		30,075	165,924

Other comprehensive income (loss), net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	14 (b)	506	(487)
Deferred income tax		(173)	165
Changes in fair value of investments in equity instruments		268	192
		601	(130)
Other comprehensive income for the period, net of income tax		30,676	165,794

Total comprehensive income for the period		15,266	239,972
Attributable to NEXA’s shareholders		9,927	221,195
Attributable to non-controlling interests		5,339	18,777
Total comprehensive income for the period		15,266	239,972

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

Assets	Note	March 31, 2023 Unaudited	December 31, 2022 Audited
Current assets
Cash and cash equivalents		366,282	497,826
Financial investments		8,884	18,062
Other financial instruments	10 (a)	13,014	7,380
Trade accounts receivables		167,771	223,740
Inventory	11	415,719	395,197
Recoverable income tax		4,938	2,455
Other assets		77,814	75,486
		1,054,422	1,220,146
Non-current assets
Investments in equity instruments		7,383	7,115
Other financial instruments	10 (a)	89	63
Deferred income tax	8 (b)	159,504	166,983
Recoverable income tax		5,772	4,914
Other assets		139,438	134,474
Investments in associates		40,257	38,990
Property, plant and equipment	12	2,332,515	2,295,275
Intangible assets	13	1,001,116	1,016,927
Right-of-use assets		6,135	6,895
		3,692,209	3,671,636

Total assets		4,746,631	4,891,782

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	14 (a)	49,714	50,840
Lease liabilities		3,128	3,661
Other financial instruments	10 (a)	14,250	11,435
Trade payables		340,807	413,856
Confirming payables		202,977	216,392
Dividends payable		8,018	7,922
Asset retirement and environmental obligations	15	23,435	23,646
Contractual obligations		24,620	26,188
Salaries and payroll charges		46,647	79,078
Tax liabilities		17,723	40,610
Other liabilities		23,873	25,136
		755,192	898,764
Non-current liabilities
Loans and financings	14 (a)	1,619,259	1,618,419
Lease liabilities		1,075	1,360
Other financial instruments	10 (a)	30,395	20,416
Asset retirement and environmental obligations	15	244,273	242,673
Provisions		50,264	43,897
Deferred income tax	8 (b)	194,972	199,499
Contractual obligations		98,468	105,972
Other liabilities		52,213	50,528
		2,290,919	2,282,764

Total liabilities		3,046,111	3,181,528

Shareholders’ equity
Attributable to NEXA’s shareholders		1,427,172	1,442,245
Attributable to non-controlling interests		273,348	268,009
		1,700,520	1,710,254
Total liabilities and shareholders’ equity		4,746,631	4,891,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

	Note	March 31, 2023	March 31, 2022
Cash flows from operating activities
Income before income tax		9,724	133,811
Depreciation and amortization	5	71,680	65,892
Share in the results of associates		(5,423)	-
Interest and foreign exchange effects		35,654	5,532
Loss on sale of property, plant and equipment	6	264	84
Changes in accruals		(5,807)	8,743
Changes in fair value of loans and financings	14 (b)	(62)	433
Changes in fair value of derivative financial instruments	10 (c)	(3,579)	316
Changes in fair value of offtake agreement	10 (d)	13,389	19,427
Contractual obligations		(10,176)	(7,670)
Decrease (increase) in assets
Trade accounts receivables		58,558	55,909
Inventory		(4,686)	(105,465)
Other financial instruments		(1,833)	(8,497)
Other assets		(15,419)	536
Increase (decrease) in liabilities
Trade payables		(86,017)	(106,004)
Confirming payables		(13,642)	50,002
Other liabilities		(41,465)	(42,922)
Cash provided by operating activities		1,160	70,127

Interest paid on loans and financings	14 (b)	(31,785)	(30,739)
Interest paid on lease liabilities		(15)	(59)
Premium paid on bonds repurchase		-	(3,277)
Income tax paid		(25,029)	(58,632)
Net cash used in operating activities		(55,669)	(22,580)

Cash flows from investing activities
Additions of property, plant and equipment		(56,514)	(83,273)
Additions of intangible assets		-	(194)
Net sales of financial investments		9,442	2,006
Proceeds from the sale of property, plant and equipment		-	212
Net cash used in investing activities		(47,072)	(81,249)

Cash flows from financing activities
New loans and financings	14 (b)	-	90,000
Payments of loans and financings	14 (b)	(5,601)	(4,739)
Bonds repurchase	14 (b)	-	(128,470)
Payments of lease liabilities		(942)	(1,984)
Dividends paid		-	(43,874)
Payments of share premium	1 (a)	(25,000)	(6,126)
Net cash used in financing activities		(31,543)	(95,193)

Foreign exchange effects on cash and cash equivalents		2,740	31,397

Decrease in cash and cash equivalents		(131,544)	(167,625)
Cash and cash equivalents at the beginning of the period		497,826	743,817
Cash and cash equivalents at the end of the period		366,282	576,192
Non-cash investing and financing transactions
Additions to right-of-use assets		-	(457)
Additions to intangible assets related to offtake agreement	10 (d)	-	(46,100)

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three months ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	63,012	-	63,012	11,166	74,178
Other comprehensive income for the period	-	-	-	-	158,183	158,183	7,611	165,794
Total comprehensive income for the period	-	-	-	63,012	158,183	221,195	18,777	239,972
Dividends distribution to NEXA's shareholders - USD 0.33 per share	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	-	(50,000)
At March 31, 2022	132,438	1,037,629	1,245,418	(727,170)	(130,847)	1,557,468	276,784	1,834,252

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the period	-	-	-	(19,728)	-	(19,728)	4,318	(15,410)
Other comprehensive income for the period	-	-	-	-	29,655	29,655	1,021	30,676
Total comprehensive (loss) income for the period	-	-	-	(19,728)	29,655	9,927	5,339	15,266
Share premium distribution to NEXA's shareholders - USD 0.19 per share – note 1 (a)	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	-	(25,000)
At March 31, 2023	132,438	1,012,629	1,245,418	(760,809)	(202,504)	1,427,172	273,348	1,700,520

The accompanying notes are an integral part of these condensed consolidated interim financial statements
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and currently continues the ramp-up process at its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main event for the three months ended on March 31, 2023

Cash distribution

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 25,000, which was paid on March 24, 2023, as share premium (special cash dividend).

2	Information by business segment

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2023
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	267,719	543,341	(138,121)	(5,621)	667,318
Cost of sales	(243,462)	(468,540)	138,121	6,068	(567,813)
Gross profit	24,257	74,801	-	447	99,505

Selling, general and administrative	(14,760)	(15,134)	-	1,414	(28,480)
Mineral exploration and project evaluation	(19,856)	(2,172)	-	-	(22,028)
Other income and expenses, net	(18,503)	12,890	-	142	(5,471)
Operating income (loss)	(28,862)	70,385	-	2,003	43,526

Depreciation and amortization	52,662	18,692	-	326	71,680
Miscellaneous adjustments	17,709	85	-	-	17,794
Adjusted EBITDA (iii)	41,509	89,162	-	2,329	133,000
Change in fair value of offtake agreement - note 10 (d)					(13,389)
Aripuanã ramp-up impacts (iv)					(5,656)
Loss on sale of long-lived assets					(264)
Remeasurement in estimates of asset retirement obligations					1,515
Miscellaneous adjustments					(17,794)

Depreciation and amortization					(71,680)
Share in Result of associates					5,423
Net financial results					(39,225)
Income before income tax					9,724

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

					2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	321,952	561,727	(187,049)	25,506	722,136
Cost of sales	(193,256)	(502,859)	187,049	(15,714)	(524,780)
Gross profit	128,696	58,868	-	9,792	197,356

Selling, general and administrative	(15,148)	(14,974)		(5,927)	(36,049)
Mineral exploration and project evaluation	(15,934)	(1,310)		-	(17,244)
Other income and expenses, net	(34,416)	20,142		(6,631)	(20,905)
Operating income	63,198	62,726		(2,766)	123,158

Depreciation and amortization	44,867	19,674		1,351	65,892
Miscellaneous adjustments	28,123	(450)	-	-	27,673
Adjusted EBITDA (iii)	136,188	81,950	-	(1,415)	216,723
Change in fair value of offtake agreement - note 10(d)					(19,427)
Aripuanã pre-operating expenses and ramp-up impacts (iv)					(9,699)
Loss on sale of long-lived assets					(84)
Remeasurement in estimates of asset retirement obligations					1,537
Miscellaneous adjustments					(27,673)

Depreciation and amortization					(65,892)
Net financial results					10,653
Income before income tax					133,811

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2022, all revenues from products or services transferred to customers are recognized at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables above. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses.

(iii) During December 2022, the Company revised its definition of Adjusted EBITDA to adjust for certain non-cash items, as well as other items that in its judgment are not indicative of the Company´s normal operating activities. Such items include the remeasurement in estimates of asset retirement obligations, the loss on sale of long-lived assets, Aripuanã’s pre-operating expenses and ramp-up impacts, among others. For comparative purposes with 2023, the related 2022 amounts have also been adjusted following this updated definition.

(iv) For the three-month period ended on March 31, 2023, the adjusted EBITDA excludes the effect of the idleness of Aripuanã mine and plant of USD 12,512 (expense) during its ramp up period, and excludes the net reversal of the realizable value provision of Aripuanã’s inventory of USD 6,856 (income) recorded in the prior period (excluding the depreciation portion in both amounts). For comparative purposes with 2023, the related 2022 amounts have also been adjusted.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three months ended on March 31, 2023 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2022, prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three months ended on March 31, 2023 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

These condensed consolidated interim financial statements for the three months ended on March 31, 2023, were approved on April 27, 2023 to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	March 31, 2023	March 31, 2022
Gross billing	733,179	830,861
Billing from products (i)	702,002	804,538
Billing from freight and insurance services	31,177	26,323
Taxes on sales	(65,465)	(107,364)
Return of products sales	(396)	(1,361)
Net revenues	667,318	722,136

(i) Gross billing decreased in the three-month period ended on March 31, 2023, compared with that of the same period of 2022 mainly due to lower metal prices offset by higher production in the Brazilian mines and in the smelting segment.

5	Expenses by nature
				March 31, 2023
	Cost of sales (i)/ (ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(331,785)	-	-	(331,785)
Third-party services	(112,823)	(269)	(16,299)	(129,391)
Depreciation and amortization	(70,970)	(704)	(6)	(71,680)
Employee benefit expenses	(49,891)	(14,467)	(3,240)	(67,598)
Other expenses	(2,344)	(13,040)	(2,483)	(17,867)
	(567,813)	(28,480)	(22,028)	(618,321)

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

				March 31, 2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(346,262)	-	-	(346,262)
Third-party services	(68,441)	(6,644)	(11,773)	(86,858)
Depreciation and amortization	(64,512)	(1,375)	(5)	(65,892)
Employee benefit expenses	(41,853)	(16,656)	(3,136)	(61,645)
Other expenses	(3,712)	(11,374)	(2,330)	(17,416)
	(524,780)	(36,049)	(17,244)	(578,073)

(i) In the first quarter of 2023, the Company recognized USD 6,191 in Cost of sales related to Cerro Lindo’s abnormal production costs due to the suspension of the mine for almost two weeks in March due to unusually heavy rainfall levels and overflowing rivers caused by the cyclone Yaku. After this period, Cerro Lindo resumed its operations having restored the road access while repairing some drainage systems.

(ii) Cost of sales includes a reversal of USD 10,165 (including depreciation of USD 3,309) related to the adjustment in the provision of Aripuanã’s inventory to its net realizable value, for both its ore stockpile and its produced concentrates, as explained in note 11. This amount also includes USD 18,226 (including depreciation of USD 5,714) related to the idleness of the Aripuanã mine and plant capacity during the ramp-up phase.

6	Other income and expenses, net
	March 31, 2023	March 31, 2022
ICMS tax incentives (i)	9,035	17,235
Changes in fair value of offtake agreement - note 10 (d)	(13,389)	(19,427)
Changes in fair value of derivative financial instruments – note 10 (c)	(270)	2,660
Loss on sale of property, plant and equipment	(264)	(84)
Changes in asset retirement and environmental obligations – note 15 (ii)	(163)	1,042
Slow moving and obsolete inventory	2,503	(3,501)
Provision of legal claims	(4,758)	(4,107)
Contribution to communities	(364)	(1,158)
Pre-operating expenses related to Aripuanã (ii)	-	(9,699)
Others	2,199	(3,866)
	(5,471)	(20,905)

(i) In December 2021, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax and the Social Contribution on Net Income tax. During the first quarter of 2023, the ICMS tax incentives received in the total amount of USD 9,035 (March 31, 2022: USD 17,235) were excluded from the corporate income tax basis reducing the current income tax payable in the amount of USD 3,072 as shown in note 8 (a).

(ii) In the three-month period ended on March 31, 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nominal capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as Cost of sales.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

7	Net financial results
	March 31, 2023	March 31, 2022
Financial income
Interest income on financial investments and cash equivalents	3,030	2,133
Interest on tax credits	80	366
Other financial income	2,507	1,209
	5,617	3,708

Financial expenses
Interest on loans and financings	(29,412)	(24,359)
Premium paid on bonds repurchase	-	(3,277)
Interest accrual on asset retirement and environmental obligations – Note 15	(6,254)	(4,613)
Interest on other liabilities	(2,443)	(2,577)
Interest on contractual obligations	(1,104)	(1,246)
Interest on lease liabilities	(115)	(220)
Other financial expenses	(7,087)	(7,107)
	(46,415)	(43,399)

Other financial items, net
Changes in fair value of loans and financings – note 14 (b)	62	(433)
Changes in fair value of derivative financial instruments – note 10 (c)	174	422
Foreign exchange gains (i)	1,337	50,355
	1,573	50,344

Net financial results	(39,225)	10,653

(i) The amounts for the three-month periods ended on March 31, 2023, and 2022 include USD 1,322 and USD 36,338, respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA and accounts payables of NEXA BR with related parties. The exchange variation of NEXA BR’s loans and accounts payables with its related parties are not eliminated in the consolidation process and both transactions were impacted by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during the first quarter of 2023 (in 2022 BRL had a higher appreciation than in 2023).

8	Current and deferred income tax
(a)	Reconciliation of income tax expense
	March 31, 2023	March 31, 2022
Income before income tax	9,724	133,811
Statutory income tax rate	24.94%	24.94%

Income tax expense at statutory rate	(2,425)	(33,372)
ICMS tax incentives permanent difference – note 6	3,072	5,860
Tax effects of translation of non-monetary assets/liabilities to functional currency	3,407	1,604
Special mining levy and special mining tax	(1,313)	(5,147)
Difference in tax rate of subsidiaries outside Luxembourg	(901)	(11,974)
Unrecognized deferred tax on net operating losses	(21,516)	(14,529)
Other permanent tax differences	(5,458)	(2,075)
Income tax expense	(25,134)	(59,633)

Current	(21,413)	(43,224)
Deferred	(3,721)	(16,409)
Income tax expense	(25,134)	(59,633)

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

(b)	Effects of net deferred tax on income statement and other comprehensive income
	March 31, 2023	March 31, 2022
Balance at the beginning of the period	(32,516)	(40,378)
Effect on loss for the period	(3,721)	(16,409)
Effect on other comprehensive loss – Fair value adjustment	(861)	(417)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	2,900	18,518
Uncertain income tax treatments	(1,270)	-
Balance at the end of the period	(35,468)	(38,686)

(c)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, concluded that the risk of loss is not more likely to occur, and it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of March 31, 2023, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; and (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on March 31, 2023 is USD 370,191 (December 31, 2022 of USD 349,322), the increase is mainly related to the change of the risk evaluation from remote to possible of some expenses deductions, in view of the evaluation made by internal and external advisors.

9	Financial instruments

(a)      Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					March 31, 2023
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		366,282	-	-	366,282
Financial investments		8,884	-	-	8,884
Other financial instruments	10 (a)	-	13,103	-	13,103
Trade accounts receivables		70,745	97,026	-	167,771
Investments in equity instruments		-	-	7,383	7,383
Related parties (i)		2	-	-	2
		445,913	110,129	7,383	563,425

					March 31, 2023
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	14 (a)	1,579,076	89,897	-	1,668,973
Lease liabilities		4,203	-	-	4,203
Other financial instruments	10 (a)	-	44,645	-	44,645
Trade payables		340,807	-	-	349,016
Confirming payables		202,977	-	-	194,768
Use of public assets (ii)		23,618	-	-	23,618
Related parties (ii)		1,325	-	-	1,325
		2,152,006	134,542	-	2,286,548

13 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

					December 31, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	10 (a)	-	7,443	-	7,443
Trade accounts receivables		53,123	170,617	-	223,740
Investments in equity instruments		-	-	7,115	7,115
Related parties (i)		2	-	-	2
		569,013	178,060	7,115	754,188

					December 31, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	14 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities		5,021	-	-	5,021
Other financial instruments	10 (a)	-	31,851	-	31,851
Trade payables		413,856	-	-	413,856
Confirming payables		216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)		1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

(b)	Fair value by hierarchy
				March 31, 2023
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	13,103	13,103
Trade accounts receivables		-	97,026	97,026
Investments in equity instruments (i)		7,383	-	7,383
		7,383	110,129	117,512
Liabilities
Other financial instruments	10 (a)	-	44,645	44,645
Loans and financings designated at fair value (ii)		-	89,897	89,897
		-	134,542	134,542

				2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investments in equity instruments (i)		7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	10 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

14 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition
	March 31, 2023	December 31, 2022
Derivatives financial instruments
Current assets	13,014	7,380
Non-current assets	89	63
Current liabilities	(9,214)	(9,711)
Non-current liabilities	(209)	(307)
Derivatives financial instruments, net	3,680	(2,575)
Offtake agreement measured at FVTPL
Current liabilities	(5,036)	(1,724)
Non-current liabilities	(30,186)	(20,109)
Offtake agreement measured at FVTPL, net	(35,222)	(21,833)

(b)	Derivative financial instruments: Fair value by strategy
			March 31, 2023		December 31, 2022
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	256,639	3,956	209,319	(2,357)
			3,956		(2,357)
Sales of zinc at a fixed price
Zinc forward	ton	8,921	(190)	8,297	74
			(190)		74
Interest rate risk
IPCA vs. CDI	BRL	226,880	(86)	226,880	(292)
			(86)		(292)
			3,680		(2,575)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	-	9,222	(5,636)	(270)	-	843	(2,154)
Sales of zinc at a fixed price	-	-	89	-	-	-	353
Interest rate risk – IPCA vs. CDI	-	-	-	-	174	-	(32)
March 31, 2023	-	9,222	(5,547)	(270)	174	843	(1,833)

March 31, 2022	379	(16,570)	13,172	2,660	422	1,078	(8,497)

(d)	Offtake agreement measured at FVTPL: Changes in fair value
	March 31, 2023	March 31, 2022
Balance at the beginning of the period	21,833	46,100
Changes in fair value – note 6	13,389	19,427
Balance at the end of the period	35,222	65,527
Notional (ton)	30,810	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap.

15 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

11	Inventory
(a)	Composition
	March 31, 2023	December 31, 2022
Finished products	139,607	142,935
Semi-finished products (i)	154,739	163,805
Raw materials (ii)	82,288	68,497
Auxiliary materials and consumables	123,952	115,562
Inventory provisions (iii)	(84,867)	(95,602)
	415,719	395,197

(i) Semi-finished products decreased in the three-month period ended on March 31, 2023, due to lower ore stockpile volume in Aripuanã.

(ii) Raw materials increased in the three-month period ended on March 31,2023 due to higher volume and cost of the zinc concentrates used in the Company’s smelting segment.

(iii) Inventory provisions decreased in the three-month period ended on March 31, 2023, due to the reversal of a portion of the net realizable value provision of Aripuanã’s ore stockpile and produced concentrates in the total amount of USD 10,165 (including depreciation of USD 3,309).

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

12	Property, plant and equipment

(a)         Changes in the three months ended on March 31

							2023	2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969	4,678,973
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)	(2,591,243)
Balance at the beginning of the period	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275	2,087,730
Additions	-	310	56,201	-	-	3	56,514	83,273
Disposals and write-offs	-	(67)	(153)	-	-	(44)	(264)	(296)
Depreciation	(21,734)	(28,843)	-	(1,280)	(343)	(365)	(52,565)	(43,576)
Foreign exchange effects	16,442	15,098	6,645	1,572	543	549	40,849	231,521
Transfers	11,587	71,518	(83,523)	-	-	500	82	(200)
Remeasurement – Note 15	-	-	-	(7,376)	-	-	(7,376)	(5,520)
Balance at the end of the period	847,627	824,007	434,975	68,463	128,625	28,818	2,332,515	2,352,932
Cost	1,538,493	2,737,540	500,681	195,520	221,751	44,826	5,238,811	5,059,941
Accumulated depreciation and impairment	(690,866)	(1,913,533)	(65,706)	(127,057)	(93,126)	(16,008)	(2,906,296)	(2,707,009)
Balance at the end of the period	847,627	824,007	434,975	68,463	128,625	28,818	2,332,515	2,352,932

Average annual depreciation rates %	4	8	-	UoP	UoP	-

(i) Only the amounts related to the operating unit Atacocha and Aripuanã are being depreciated under the UoP method. The other balances of mining projects will be amortized once their development stage finishes, and the projects’ operation starts.

17 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the period
				March 31, 2023	March 31, 2022
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the period
Cost	611,909	1,855,014	65,246	2,532,169	2,537,627
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)	(1,480,856)
Balance at the beginning of the period	344,567	647,418	24,942	1,016,927	1,056,771
Additions	-	-	-	-	46,294
Amortization	-	(17,535)	(907)	(18,442)	(19,835)
Foreign exchange effects	80	1,891	627	2,598	7,690
Transfers	-	-	33	33	200
Balance at the end of the period	344,647	631,774	24,695	1,001,116	1,091,120
Cost	611,989	1,857,229	65,810	2,535,028	2,598,194
Accumulated amortization and impairment	(267,342)	(1,225,455)	(41,115)	(1,533,912)	(1,507,074)
Balance at the end of the period	344,647	631,774	24,695	1,001,116	1,091,120

Average annual depreciation rates %	-	UoP	-
14	Loans and financings
(a)	Composition
					Total		Fair Value
				March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 5.84%	19,922	1,192,355	1,212,277	1,210,483	1,171,348	1,162,741
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.46%	27,428	189,534	216,962	216,316	173,491	183,452
Export credit notes	LIBOR + 1.54% 134.20% CDI SOFR + 2.5%	2,130	228,001	230,131	232,790	273,786	227,201
Other		234	9,369	9,603	9,670	6,751	7,054
		49,714	1,619,259	1,668,973	1,669,259	1,625,376	1,580,448

Current portion of long-term loans and financings (principal)		24,225
Interest on loans and financings		25,489

(b)	Changes in the three months ended on March 31
	March 31, 2023	March 31, 2022
Balance at the beginning of the period	1,669,259	1,699,315
New loans and financings	-	90,000
Payments of loans and financings	(5,601)	(4,739)
Bonds repurchase	-	(128,470)
Foreign exchange effects	8,114	48,595
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(506)	487
Changes in fair value of loans and financings	(62)	433
Interest accrual	28,972	28,818
Interest paid on loans and financings	(31,785)	(30,739)
Amortization of debt issue costs	582	710
Balance at the end of the period	1,668,973	1,704,410

18 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

(c)	Maturity profile
							March 31, 2023
	2023	2024	2025	2026	2027	As from 2028	Total
Eurobonds – USD (i)	20,435	(2,132)	(2,217)	(2,288)	698,560	499,919	1,212,277
BNDES	20,907	25,713	24,609	21,911	13,818	110,004	216,962
Export credit notes	2,016	88,425	49,690	-	90,000	-	230,131
Other	235	101	1,324	1,324	1,324	5,295	9,603
	43,593	112,107	73,406	20,947	803,702	615,218	1,668,973

(i) The negative balances refer to related funding costs (fee) amortization.

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on March 31, 2023.

As of March 31, 2023, the Company was in compliance with all its financial covenants, as well as with other qualitative covenants.

15	Asset retirement and environmental obligations
(a)	Changes in the three months ended on March 31
			March 31, 2023	March 31, 2022
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	219,923	46,396	266,319	264,150
Additions (ii)	-	1,280	1,280	204
Payments	(841)	(699)	(1,540)	(6,452)
Foreign exchange effects	2,619	1,269	3,888	21,956
Interest accrual – note 7	5,281	973	6,254	4,613
Remeasurement - discount rate (i) / (ii)	(8,892)	399	(8,493)	(6,766)
Balance at the end of the period	218,090	49,618	267,708	277,705
Current liabilities	15,353	8,082	23,435	36,841
Non-current liabilities	202,737	41,536	244,273	240,864

(i) As of March 31, 2023, the credit risk-adjusted rate used for Peru was between 11.13% and 12.21% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 8.39% and 9.07% (December 31, 2022: 8.22% and 8.61%. As of March 31, 2022, the credit risk-adjusted rate used for Peru was between 5.66% and 9.04% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 7.03% and 7.52% (December 31, 2021: 7.68% and 8.67%).

(ii) The change in the period ended on March 31, 2023, was mainly due to the timing of expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, the increase in the discount rates, and a new environmental obligation in Peru, as informed in the chart above. Consequently, asset retirement obligations for operational assets, decreased in an amount of USD 7,376 (March 31, 2022: decrease of USD 5,520) as shown in note 12; and asset retirement obligations for non-operational assets and environmental obligations expenses by USD 163 (March 31, 2022: gain of USD 1,042) as shown in note 6.

19 of 20

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

16	Contingent liabilities

The Company is going through an investigation started by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais related to value added tax (VAT) related practices of certain of Nexa’s customers, as well as Nexa’s relationship with such customers. The investigation could result in tax liabilities for all parties involved in the commercial relationship due to the current deferred VAT regulation that establishes secondary liability if the entity responsible for paying the VAT taxes does not make the payment owed to the State of Minas Gerais. In this preliminary stage, any estimations that the Company could make regarding financial impacts would be speculative. The results of these investigations are still uncertain and could have a material adverse effect on our business, reputation, results of operations, and financial condition.

17	Impairment of long-lived assets

According to NEXA’s policy, the Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered or a previously recorded impairment should be reversed. If any indicator exists, the Company estimates the assets or CGU´s recoverable amount. As of March 31, 2023, no impairment tests were required as a result of this assessment.

*.*.*

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